                                    UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                                    FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)

                       ASSISTED LIVING CONCEPTS, INC.
                       ------------------------------
                                (Name of Issuer)


                             COMMON STOCK
     _____________________________________________________________________
                         (Title of Class of Securities)

                                   04543L109
                                  ___________
                                (CUSIP Number)

                          MICHAEL J. PEDRICK, ESQUIRE
                          MORGAN, LEWIS & BOCKIUS LLP
                               1701 MARKET STREET
                       PHILADELPHIA, PENNSYLVANIA 19103
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               OCTOBER 14, 1999
                          __________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g) check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 04543L109                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BET ASSOCIATES, L.P.
      23-2957243
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF       575,098.65 SHARES OF ISSUER COMMON STOCK (REPRESENTS SHARES
                     ISSUABLE TO BET ASSOCIATES, L.P. UPON THE CONVERSION OF THE
                     ISSUER 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE
                     ISSUER'S 5.625%. CONVERTIBLE BONDS DUE MAY 1, 2003).
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- SHARES
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                     208,785.90 SHARES OF ISSUER COMMON STOCK (REPRESENTS SHARES
                     ISSUABLE TO BET ASSOCIATES, L.P. UPON THE CONVERSION OF THE
                     ISSUER 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE
                     ISSUER'S 5.625% CONVERTIBLE BONDS DUE MAY 1, 2003).
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                      -0- SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      575,098.65 SHARES OF ISSUER COMMON STOCK (REPRESENTS SHARES ISSUABLE TO BET ASSOCIATES, L.P. UPON THE CONVERSION OF THE ISSUER 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE MAY 1, 2003).
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.2
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 04543L109                                      PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BRUCE E. TOLL
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     UNITED STATES OF AMERICA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF       MR. TOLL HOLDS 2,070,000 SHARES OF ISSUER COMMON STOCK. BET
                     ASSOCIATES, L.P. HAS THE RIGHT TO RECEIVE 575,098.65 SHARES
                     OF ISSUER COMMON STOCK UPON THE CONVERSION OF THE ISSUER'S
                     6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S
                     5.625% CONVERTIBLE BONDS DUE MAY 2003.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0- SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING        MR. TOLL HOLDS 2,070,000 SHARES OF ISSUER COMMON STOCK. BET
                     ASSOCIATES, L.P. HAS THE RIGHT TO RECEIVE 575,098.65 SHARES
                     OF ISSUER COMMON STOCK UPON THE CONVERSION OF THE ISSUER'S
                     6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S
                     5.625% CONVERTIBLE BONDS DUE MAY 2003.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                      MR. TOLL HOLDS 2,070,000 SHARES OF ISSUER COMMON STOCK. BET ASSOCIATES, L.P. HAS THE RIGHT TO RECEIVE 575,098.65 SHARES OF ISSUER COMMON STOCK UPON THE CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE MAY 1, 2003.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      MR. TOLL HOLDS 2,070,000 SHARES OF ISSUER COMMON STOCK. BET ASSOCIATES, L.P. HAS THE RIGHT TO RECEIVE 575,098.65 SHARES OF ISSUER COMMON STOCK UPON THE CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE MAY 1, 2003.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 04543L109                                      PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------


      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.9% (MR. TOLL HOLDS 2,070,000 SHARES OF ISSUER COMMON STOCK. BET ASSOCIATES, L.P. HAS THE RIGHT TO RECEIVE 575,098.65 SHARES OF ISSUER COMMON STOCK UPON THE CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE MAY 1,
      2003).
------------------------------------------------------------------------------

      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock (the "Common Stock") of Assisted Living Concepts, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11835 NE Glenn Widing Drive, Bldg E, Portland, Oregon 97220-9057.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to shares beneficially owned by it; and (ii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll and BET. Mr. Toll is the sole member of BRU LLC, a Delaware limited liability company ("BRU"), which is the sole general partner of BET. Mr. Toll and BET are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

          (c) The principal business of BET is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

          (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Toll is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

          Purchase of 6% Convertible bonds due November 1, 2002. On October 20, 1999, BET purchased a face amount of $530,000 6% Convertible Bonds in the open market for an aggregate price of $327,246.95; on October 26, 1999, BET purchased a face amount of $525,000 6% Convertible Bonds on the open market for an aggregate price of $325,328.75 and on October 27, 1999, BET purchased a face amount of $6,350,000 6% Convertible Bonds for an aggregate price of $3,703,831.75 in the open market.

          Purchase of 5.625% due May 1, 2003. On October 26, 1999, BET purchased a face amount of $1,000,000 5.625% Convertible Bonds in the open market for an aggregate price of $602,816.25. The 6% and 5.625% Convertible Bonds are collectively referred to as "Issuer Convertible Bonds."

          Previous Purchases. Previous purchases by BET and Mr. Toll are set forth on the Schedule 13D filed on October 27, 1999.

ITEM 4.   PURPOSE OF TRANSACTION.

          BET and Mr. Toll have acquired the Issuer Convertible Bonds and the shares of the Issuer's Common Stock for investment purposes and intend to evaluate the performance of such securities as an investment in the ordinary course of business.

          Neither BET nor Mr. Toll has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) BET Beneficial Ownership. BET beneficially owns 575,098.65 shares of Issuer Common Stock, which represents shares issuable upon the conversion of the Issuer Convertible Bonds, which if converted would constitute 3.2% of the Issuer Common Stock outstanding (based upon 17,120,745 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed on September 29, 1999).

          Bruce Toll Beneficial Ownership. Mr. Toll beneficially owns 2,645,098.6 shares of Issuer Common Stock (including the 575,098.65 shares of Issuer Common Stock issuable to BET Associates, L.P. upon the conversion of the Issuer Convertible Bonds), which constitutes 14.9% of the Common Stock outstanding (based upon 17,120,745 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed on September 29, 1999.) Such securities were acquired pursuant to the transactions described in Item 3 and the Schedule 13D filed on October 27, 1999.

          (b) BET has sole voting power and power to dispose of the 575,098.65 shares of the Issuer's Common Stock. Mr. Toll has sole voting power and power to dispose of the 2,645,098.6 shares of the Issuer's Common Stock issuable upon the conversion of the Issuer Convertible Bonds he beneficially owns.

          (c)  Transactions Since Most Recent Filing on Schedule 13D.

      Acquisition of Issuer Convertible Bonds.  See Item 3 for a description of
      ---------------------------------------
      the acquisition of Issuer Convertible Bonds by BET Associates L.P. since the most recent Schedule 13D filed on October 27, 1999.

      Disposition of Issuer Common Stock.  On November 4, 1999, Bruce E. Toll
      ----------------------------------
      disposed of 350,000 shares of common stock at $1.25 per share to Robert I. Toll.

          (d)  N/A.

          (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          See Items 3 and 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          N/A.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 8, 1999
                              BET ASSOCIATES, L.P.

                              By:  BRU LLC
                                    Its General Partner



                              By: /s/ Bruce E. Toll
                                 ----------------------------------
                                   Bruce E. Toll
                                   Member



                                    /s/ Bruce E. Toll
                                   -----------------------------------
                                   Bruce E. Toll